# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BioRestorative Therapies, Inc., CIK 0001505497
CUSIP: 090655606
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 40 MARCUS DRIVE, MELVILLE, New York (NY), 11747
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001700205-22-000002
Filed by CIK 0001700205

## Reporting persons
- Auctus Fund, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 784,655; sole dispositive power 0; shared dispositive power 784,655; aggregate amount beneficially owned 784,655 (9.9% of the class)
- Auctus Fund Management LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 784,655; sole dispositive power 0; shared dispositive power 784,655; aggregate amount beneficially owned 784,655 (9.9% of the class)
- Alfred Sollami: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 784,655; sole dispositive power 0; shared dispositive power 784,655; aggregate amount beneficially owned 784,655 (9.9% of the class)
- Louis Posner: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 784,655; sole dispositive power 0; shared dispositive power 784,655; aggregate amount beneficially owned 784,655 (9.9% of the class)

## Item 1. Issuer
Name of issuer: BioRestorative Therapies, Inc.
Address of issuer's principal executive offices: 40 MARCUS DRIVE, MELVILLE, NEW YORK, 11747

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, who are collectively referred herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

(i) Auctus Fund, LLC

(ii) Auctus Fund Management LLC

(iii) Alfred Sollami

(iv) Louis Posner
Address of principal business office or, if none, residence:
(i) Auctus Fund, LLC
535 Boylston Street, 3rd Floor, Suite 301
Boston, MA 02116

(ii) Auctus Fund Management LLC
535 Boylston Street, 3rd Floor, Suite 301
Boston, MA 02116

(iii) Alfred Sollami
535 Boylston Street, 3rd Floor, Suite 301
Boston, MA 02116

(iv) Louis Posner
535 Boylston Street, 3rd Floor, Suite 301
Boston, MA 02116
Citizenship:
(i) Auctus Fund, LLC - DE

(ii) Auctus Fund Management LLC - DE

(iii) Alfred Sollami - USA

(iv) Louis Posner - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Auctus Fund Management LLC is an exempt reporting adviser that files annual reports with the SEC and the state of Massachusetts and serves as the investment manager to Auctus Fund, LLC, (the "Fund"). Mr. Alfred Sollami and Mr. Louis Posner, as Managing Members of Auctus Fund Management LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owners of all shares of Common Stock held by the Fund. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Fund expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that the Fund is the beneficial owner of any of the securities reported herein.

Auctus Fund, LLC
Amount beneficially owned: 784,655

Auctus Fund Management LLC
Amount beneficially owned: 784,655

Alfred Sollami
Amount beneficially owned: 784,655

Louis Posner
Amount beneficially owned: 784,655
Percent of class:
This amount comprises beneficial ownership of 784,655 shares of Common Stock which consists of (i) 435,035 shares of Common Stock and (ii) 349,620 shares issuable upon exercise of warrants held by Auctus Fund, LLC (the "Warrants"). All such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.9% of the Common Stock based on (i) 7,504,780 shares of Common Stock outstanding as of May 13, 2025 as represented in the 10-Q filed by the Issuer with the Securities and Exchange Commission ("SEC") on May 14, 2025, plus (ii) 349,620 shares of Common Stock issuable upon the exercise of the Warrants. The foregoing excludes 2,045,870 shares of Common Stock issuable upon exercise of the Warrants because the Warrants contain a blocker provision under which the holder does not have the right to exercise the Warrants to the extent that together with the holder's affiliates and any other person or entity acting as a group together with the holder of any or the holder's affiliates, owns more than 9.99% of the Common Stock. The foregoing also excludes 1,398,158 shares of Common Stock issuable upon the conversion of Series B Preferred Stock because the securities contain a blocker . Without such blocker provisions, the Fund may have been deemed to have beneficial ownership of 4,228,683 shares of Common Stock.

Auctus Fund, LLC
Percent of class: 9.9%

Auctus Fund Management LLC
Percent of class: 9.9%

Alfred Sollami
Percent of class: 9.9%

Louis Posner
Percent of class: 9.9%
Sole power to vote or to direct the vote:
Auctus Fund, LLC
Sole power to vote or to direct the vote: 0

Auctus Fund Management LLC
Sole power to vote or to direct the vote: 0

Alfred Sollami
Sole power to vote or to direct the vote: 0

Louis Posner
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Auctus Fund, LLC
Shared power to vote or to direct the vote: 784,655

Auctus Fund Management LLC
Shared power to vote or to direct the vote: 784,655

Alfred Sollami
Shared power to vote or to direct the vote: 784,655

Louis Posner
Shared power to vote or to direct the vote: 784,655
Sole power to dispose or to direct the disposition:
Auctus Fund, LLC
Sole power to dispose or to direct the disposition of: 0

Auctus Fund Management LLC
Sole power to dispose or to direct the disposition of: 0

Alfred Sollami
Sole power to dispose or to direct the disposition of: 0

Louis Posner
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition:
Auctus Fund, LLC
Shared power to dispose or to direct the disposition of: 784,655

Auctus Fund Management LLC
Shared power to dispose or to direct the disposition of: 784,655

Alfred Sollami
Shared power to dispose or to direct the disposition of: 784,655

Louis Posner
Shared power to dispose or to direct the disposition of: 784,655

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Auctus Fund, LLC: /s/ Alfred Sollami, Auctus Fund Management LLC, its Managing Member (08/14/2025)
- Auctus Fund Management LLC: /s/ Alfred Sollami, Managing Member (08/14/2025)
- Alfred Sollami: /s/ Alfred Sollami, Alfred Sollami (08/14/2025)
- Louis Posner: /s/ Louis Posner, Louis Posner (08/14/2025)